FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc 2013 Annual Report and Accounts and Strategic Report

Pursuant to Listing Rule 9.6.1, copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, via the National Storage Mechanism which is located at: http://www.hemscott.com/nsm.do.

• Annual Report and Accounts for the year ended 31 December 2013;

• Strategic Report for the year ended 31 December 2013;

• Notice of Annual General Meeting for 2014;

• Circular to Shareholders dated 25 March 2014 relating to the Scrip Dividend Scheme and payment of dividends in sterling, United States dollars and Hong Kong dollars; and

• Form of Election in respect of the fourth interim dividend for 2013 which includes the Form of Proxy for the 2014 Annual General Meeting.

The Annual Report and Accounts, Strategic Report, Notice of Annual General Meeting and Circular to Shareholders are also available on the Company's website www.hsbc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014